Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via Edgar Transmission

May 24, 2024

Ms. Lauren Pierce/Mr. Jan Woo
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
Washington, D.C. 20549

Re:	STAK Inc. (the “Company”) Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted March 29, 2024 CIK No. 0002002453

Dear Ms. Pierce/Mr. Woo:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 9, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 2 to Draft Registration Statement on Form F-1

Note 2 - Summary of Significant Accounting Policies

(m) Revenue recognition, page F-10

1.	We note that in response to prior comment 4 you have confirmed that you do not make any consideration payable to the end-users. We also note in your response that you have concluded that the dealers are your customers. Please clarify if you make any consideration payable, such as sales incentives, to your customers, the dealers. Refer to ASC 606-10-32-25.

Response: The Company has amended page F-11 in response to the Staff’s comments.

* * *

Securities and Exchange Commission Page 2

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Chuanbo Jiang